

Mail Stop 7010

January 10, 2008

Frederic Scheer
President, Chief Executive Officer, and Chairman
Cereplast, Inc.
3421-3433 West El Segundo Boulevard
Hawthorne, California 90250

> **Re:** **Cereplast, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **File No. 333-126378**

Dear Mr. Scheer:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Statement of Shareholders' Equity, page 25

1.   We have reviewed your response to our prior comment two. We note your belief that the 5 million shares of common stock you issued to Cumorah Capital upon execution of your Periodic Equity Investment Agreement represents an issuance cost. Issuance costs are typically netted against the gross proceeds of an offering and therefore are, in effect, charged to equity accounts. Please explain to us why you have expensed both the cost of warrants as well as the discount provided to Cumorah Capital on the common stock shares that they choose to purchase.

Reference SAB Topic 5A and Section 4110 of the AICPA Technical Practice Aids.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753, Patricia Armelin at (202) 551-3747, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief